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SECURITI ... ON

13026209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 27 2013
193

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SEC FILE NUMBER
8- 50713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 AND ENDING 09/30/13 *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & company (USA) limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue 21st Floor
(No. and Street)

Montreal | QC | H3B 4G7
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
André Zanga 514-871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 de la Gauchetière Street West suite 1900 | Montreal | QC | H3B 4L8
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH
4/19

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey
* Member of the Bar of the Province of Quebec (No. 188388-7) and ex officio Commissioner of Oaths

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2013

Report of Independent Registered Public Accounting Firm	2 and 3
Statement of Financial Condition	4
Notes to Financial Condition	5 to 11

Raymond Chabot Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited (the "Company") as at September 30, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's responsibility for the statement of financial condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Casgrain & Company (USA) Inc. as of September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Québec, Canada
November 22, 2013

[1] CPA auditor, CA public accountancy permit no. A121364

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2013 (in U.S.$)

ASSETS		
Cash	$	2,904,280
Securities purchased under agreements to resell		43,204
Receivable from broker-dealers		45,109
Other assets		13,131
Total assets	$	3,005,724
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses and other liabilities	$	79,228
Total liabilities		79,228
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		2,901,496
Total stockholder's equity		2,926,496
Total liabilities and stockholder's equity	$	3,005,724

The accompanying notes are an integral part of these financial statements.

On behalf of the Board,

Casgrain

Director

Director

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2013 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in a riskless principal basis in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt. These activities are conducted on behalf of the Company's clients, which are strictly comprised of financial institutions and other broker-dealers and are located almost entirely in the United States.

The Company self-clears all of its financial instruments transactions which are conducted on a delivery/receive versus payment basis. Therefore the Company does not otherwise hold funds or securities for, or owe money, or securities, to clients and accordingly, is exempt from SEC Rule 15c3-3 pursuant to paragraph K(2)(i).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

Use of estimates

The preparation of a financial condition in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2013 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("Codification"), Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. During the year, the Company adopted FASB's New Accounting Guidance on the Effective Control in Repurchase Agreements, which eliminated the requirement for entities to consider whether the transferor had the ability to repurchase the financial assets in a repurchase agreement. The adoption of this guidance did not have an impact on the statement of financial condition.

Securities financing transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in a currency other than the functional are translated into U.S. dollars at the year-end rates of exchange.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2013 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not. The effect of a tax rate change on deferred tax liabilities and deferred tax assets is recognized in net income in the period such change is enacted.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

New accounting development

New balance sheet offsetting disclosure requirements

In December 2011, the FASB issued an accounting update which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments. The new disclosures are designed to make a statement of financial condition that is prepared under U.S. GAAP more comparable to one prepared under IFRS. Generally, it is more difficult to qualify for offsetting under IFRS than it is under U.S. GAAP. As a result, entities with significant financial instruments portfolios that report under IFRS typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose statement of financial condition is prepared under U.S. GAAP. The new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements will be effective beginning October 1, 2013 and as the accounting update is an update for presentation, it will not have an impact on the Company's statement of financial condition.

3 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of clearing entrance fees not currently deductible.

4 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial condition for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2013, the Company had deposit securities having a market value of $43,252 to satisfy margin deposits requirements.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial condition for these indemnifications.

5 - FINANCIAL INSTRUMENTS

Fair value

FASB Codification, Fair Value Measurements and Disclosures, require the disclosure of the fair value of investments in a hierarchy as described below which prioritizes the inputs to valuation techniques used to measure fair value. As at September 30, 2013, the Company held no securities inventory positions.

The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted price in active markets for identical assets or liabilities which the Company has the ability to access.

5 - FINANCIAL INSTRUMENTS (Continued)

Fair value (Continued)

Level 2: Quoted prices in markets which are not considered to be active or model inputs that are observable for the assets or liabilities, either directly or indirectly.

Level 3: Price or valuation techniques which require inputs that are both unobservable and significant to the overall fair value measurement for the asset or liability. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Off-balance sheet risk

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes purchase and sale of financial instruments and resale and repurchase agreements by the Company. These activities may expose the Company to a default risk arising from the potential that clients or broker-dealers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

The Company manages off-balance sheet risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements.

Concentration of credit risk

As at September 30, 2013, approximately 87% of the Company's cash was held at a major Canadian bank which is the largest bank in Canada. The Company's policy is to monitor the credit standing of each bank for which it has an account.

Additional disclosures about fair value of financial instruments not carried at fair value

During the year, the Company adopted FASB's accounting update Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (International Financial Reporting Standards). One of the requirements relates to disclosure of fair value by level for each class of assets and liabilities not measured at fair value in the statement of financial condition but for which the fair value is disclosed. This accounting update did not have an impact on the Company's financial condition as it relates to additional disclosures.

5 - FINANCIAL INSTRUMENTS (Continued)

Additional disclosures about fair value of financial instruments not carried at fair value (Continued)

U.S. GAAP requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. As mentioned, certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments includes cash, securities purchased under agreements to resell, and accrued expenses and others liabilities. Except for cash which is categorized in level 1 of the fair value hierarchy, all other financial instruments that are carried at amounts which approximate fair values are categorized in level 2 of the fair value hierarchy.

6 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements. The Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements and bank loans.

As at September 30, 2013, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $43,252 of which $43,252 was sold or repledged.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2013, the Company had net capital of $2,855,928 which was $2,605,928 in excess of its required net capital of $250,000.

8 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration. Charges for these services are included in the statement of income and comprehensive income in management fees.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2013 (in U.S.$)

8 - RELATED PARTY TRANSACTIONS (Continued)

As at September 30, 2013, the Company had a receivable with the Parent of $43,204 for securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2013 amount to $75,919 and are included in accrued expenses and other liabilities.